FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the months of January, 2019
EMGOLD MINING CORPORATION
(Translation of registrant's name into English)
Suite 1010 - 789 West Pender Street Vancouver, B.C. V6H 1H2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F_☑__ Form 40-F ◻
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ◻
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ◻

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Emgold Mining Corporation
(Registrant)
By:/s/ Grant T. Smith
(Signature)
Grant T. Smith, CFO

Date: January 4, 2019

Item:
EX-99.1 Press Release issued July 10, 2018.
EX-99.2 Press Release issued July 16, 2018.
EX-99.3 Press Release issued August 2, 2018.
EX-99.4 Press Release issued August 10, 2018.
EX-99.5 Press Release issued August 13, 2018.
EX-99.6 Press Release issued August 15, 2018.
EX-99.7 Press Release issued August 28, 2018.
EX-99.8 Press Release issued August 31, 2018.
EX-99.9 Press Release issued September 10, 2018.